Exhibit 2

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Peru Copper Inc.

Suite 920 – 475 West Georgia Street

Vancouver, BC V6B 4M9

Item 2 Date of Material Change

October 5, 2005

Item 3 News Release

A news release with respect to the material change referred to in this report was filed by the Corporation through Canada Newswire on October 5, 2005 and filed on SEDAR.

Item 4 Summary of Material Change

Peru Copper Inc. announced that an updated independent resource estimate for its Toromocho Project has been prepared by Independent Mining Consultants Inc. (“IMC”).

Item 5 Full Description of Material Change

Peru Copper Inc. announced that an updated independent resource estimate for its Toromocho Project has been prepared by Independent Mining Consultants Inc. (“IMC”) indicating an increase in the copper resource at our Toromocho project to over 1.8 billion tonnes of measured and indicated material, an increase of 253 million tonnes over our previous resource estimate announced in April of this year. Including an additional 241 million tonnes of inferred material, Toromocho is now estimated to have over 21 billion pounds of contained copper and over 700 million pounds of molybdenum.

The new IMC mineral resource estimate, including measured, indicated and inferred material represents a 200%+ increase over the inferred resource of 655 million tonnes reported by IMC at the time of the Corporation’s Initial Public Offering in October 2004.

Within the new resource is a central core of measured and indicated material of 967 million tonnes at a grade of 0.60% copper and 0.88% copper equivalent, using a copper equivalent cutoff of 0.60%. The molybdenum grade is 0.023% and there are 8.1 grams of silver per tonne. Using a slightly higher copper equivalent cut off of 0.65%, the central core of measured and indicated material is 826 million tonnes at a grade of 0.63% copper and 0.93% copper equivalent.

Measured and indicated material, based on a copper cut-off ranging from 0.27% to 0.59% copper, totals 867 million tonnes at 0.32% copper and 0.45% copper equivalent, all of which will be stockpiled for leaching or other processing.

Based on a measured and indicated resource of 1.8 billion tonnes and an estimated annual mill throughput of 54 million tonnes, Toromocho is estimated to have a life of over 33 years at an average production rate of 221,000 tonnes (487 million pounds) of copper in concentrate.

The IMC report also includes 241 million tonnes of inferred mineral resource at a copper grade of 0.41%, containing over 2.1 billion pounds of copper.

The stripping ratio for the entire resource as estimated by IMC is extremely low at 0.35 tonnes of waste to 1 tonne of mineralized material. The low stripping ratio is due to the deposit being located in a topographic high.

Toromocho Resource

Measured						Contained Metal
Equiv Cu Cutoffs	Million Tonnes	Total Copper %	Moly %	Silver gm/t	Equivalent Copper %	Cu Million Lbs	Moly Million Lbs	Silver Million Ozs
plus 0.60%	209	0.66	0.025	6.7	0.95	3,041	115	45
0.27% to 0.59%	89	0.33	0.012	5.0	0.45	647	24	14

Total Plus 0.27%	298	0.56	0.021	6.2	0.80	3,688	139	59

Indicated						Contained Metal
Equiv Cu Cutoffs	Million Tonnes	Total Copper %	Moly %	Silver gm/t	Equivalent Copper %	Cu Million Lbs	Moly Million Lbs	Silver Million Ozs
plus 0.60%	758	0.58	0.023	8.5	0.86	9,692	384	207
0.27% to 0.59%	778	0.32	0.009	5.3	0.45	5,489	154	133

Total Plus 0.27%	1,536	0.45	0.016	6.9	0.65	15,181	538	340

Measured + Indicated						Contained Metal
Equiv Cu Cutoffs	Million Tonnes	Total Copper %	Moly %	Silver gm/t	Equivalent Copper %	Cu Million Lbs	Moly Million Lbs	Silver Million Ozs
plus 0.60%	967	0.60	0.023	8.1	0.88	12,733	499	252
0.27% to 0.59%	867	0.32	0.009	5.3	0.45	6,136	178	147

Total Plus 0.27%	1,834	0.47	0.016	6.8	0.68	18,869	677	399

Inferred						Contained Metal
Equiv Cu Cutoffs	Million Tonnes	Total Copper %	Moly %	Silver gm/t	Equivalent Copper %	Cu Million Lbs	Moly Million Lbs	Silver Million Ozs
plus 0.27%	241	0.41	0.010	8.3	0.57	2,178	53	64

The Corporation has been on a fast track exploration/development program at Toromocho since we acquired an option on the property in mid-2003. We have completed 86,372 meters of drilling through the end of September, metallurgical testing has been successful, and several feasibility level technical studies have begun. Further, the deposit is still open to additional exploration in areas surrounding the main pit area where most of our efforts have been focused. In the fourth quarter of this year we expect to complete our drilling program, update the resource once again, continue metallurgical testing, and complete a prefeasibility study. All of these activities are a part of the development of a large, world class copper mine. The economics of the project are continuing to look extremely good considering our low stripping ratio of 0.35 tonne waste to 1 tonne mineralized material and that much of the infrastructure needed to operate a large mine is already in place.

The updated IMC mineral resource estimate for Toromocho is based on 116,240 meters of drilling which includes drilling completed by Peru Copper through August, 2005 combined with 42,000 meters of prior drilling by Cerro de Pasco and Centromin. IMC has confirmed that the data from both drill programs are consistent and can be commingled for determination of mineral resources.

The core recovery for the 86,372 meters drilled by the Corporation through September averages 92%, compared to only 69% core recovery for 42,000 meters of old drilling. No upgrade factor has been applied to the old drilling results and the Corporation is of the opinion that enhanced core recovery will result in a higher percentage of soluble chalcocite and higher overall copper grade for the deposit.

IMC utilized a floating cone algorithm to establish the mineral resource with “reasonable prospect for eventual economic extraction”. To be conservative, the floating cone pit was based on metal prices of $0.90/lb copper, $6.00/lb molybdenum, and $5.50/oz silver with economic benefit applied to measured and indicated category mineralization only. Once that pit geometry was established, copper equivalent calculations within that pit were based on the 3 year backward average metal prices of $1.00/lb copper, $10.00/lb molybdenum, and $5.58/oz silver along with supportable process recoveries and refining costs.

The total measured and indicated mineral resource of 1.8 billion tonnes was established at a 0.27% equivalent copper cut-off (as shown in the tables above). Contained within that mineral resource is a central core of the deposit totaling 967 million tonnes based on a higher 0.60% copper equivalent cut-off.

The Corporation announced previously that its metallurgical testing program has been successful in producing copper concentrates using ore from the Toromocho deposit and a traditional flotation process. Based on recent metallurgical tests, the Corporation now has a high degree of confidence that copper concentrate can be produced with an average copper recovery of 87% and an average 26.5% copper concentrate grade or better, based on arithmetical averages of material tested. Parallel testing of various hydrometallurgical processes are ongoing at both Metcon Research Inc. in Tucson and Hazen Research Inc. in Denver and the Corporation is making progress in identifying a hydrometallurgical process to treat material from Toromocho which it believes will further enhance the economics of the project.

Peru Copper is involved in the acquisition and exploration of potentially mineable deposits of copper in Peru. On June 11, 2003, Peru Copper entered into the Toromocho Option Agreement with Empresa Minera del Centro del Peru S.A. (“Centromin”), a Peruvian state-owned mining company, whereby Centromin granted the Corporation the option to acquire its interest in the mining concessions and related assets of the Toromocho Project.

Mr. John Marek, Professional Engineer, of IMC is the independent “qualified person”, within the meaning of National Instrument 43-101, that prepared the updated mineral resource estimate and he has reviewed and approved the content of this material change report. For sampling and assaying information please refer to the IMC Technical Report dated August 25, 2004 and the Resource Estimate Update Technical Report dated May 11, 2005, which are available on SEDAR (www.sedar.com).

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information contact Thomas Findley, Chief Financial Officer, who is knowledgeable about the material change and this report, at 011-511-225-4667.

Item 9 Date of Report

DATED as of this 13th day of October, 2005.

PERU COPPER INC.

By:	signed “Thomas Findley”
Thomas Findley
Chief Financial Officer